EXHIBIT 99
              UNAUDITED PRO FORMA JAMES RIVER AND JAMONT HOLDINGS
                             FINANCIAL INFORMATION
     The following pro forma consolidated condensed balance sheet as of June 26, 1994, and the pro forma consolidated statements of operations for the six months ended June 26, 1994, and the year ended December 26, 1993, give effect to the following transactions:
     (a) the acquisition by James River Corporation of Virginia ("James River") of the remaining 50% ownership interest in Jamont Holdings N.V. ("Jamont Holdings"), which was completed on July 5, 1994, for a purchase price of $575 million in cash; and
     (b) the financing of such acquisition with the proceeds from the issuance of $287.5 million of James River's Series P 9% Cumulative Convertible Preferred Stock ("Series P") and the balance of proceeds from funded indebtedness, which included borrowings under existing credit facilities and issuances of commercial paper and debt securities.
     James River previously owned 50% of Jamont Holdings, which was accounted for using the equity method of accounting. James River's additional 50% investment in Jamont Holdings will be accounted for using the purchase method of accounting and will result in the consolidation of Jamont Holdings beginning in the third quarter of 1994.
     The unaudited pro forma consolidated condensed financial information is presented as if these transactions had been completed as of June 26, 1994, for the pro forma consolidated condensed balance sheet and as of the first day of each period for which pro forma consolidated statements of operations are presented.
     The pro forma financial information does not purport to be indicative of the actual financial position as it will finally be recorded, or the results of operations which would actually have been reported if the transactions had occurred on the dates or for the periods indicated, or which may be reported in the future. The pro forma financial information should be read in conjunction with the separate historical consolidated financial statements and the related notes to such financial statements of James River and of Jamont Holdings.
                                       1

                        JAMES RIVER AND JAMONT HOLDINGS
                         AND CONSOLIDATED SUBSIDIARIES
                 PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                                  (UNAUDITED)
                                 JUNE 26, 1994
                                 (IN MILLIONS)

                                                                           PRO FORMA
                                                                          ADJUSTMENTS
                                                HISTORICAL                 INCREASE        PRO FORMA
                                      JAMES RIVER     JAMONT HOLDINGS     (DECREASE)      CONSOLIDATED
                                                                           (NOTE 2)

ASSETS
Current assets:
  Cash and short-term securities       $    23.1         $    39.0                          $   62.1
  Accounts receivable                      445.4             462.1                             907.5
  Inventories                              701.5             211.6                             913.1
  Other current assets                     176.4               6.8                             183.2
     Total current assets                1,346.4             719.5                           2,065.9
Property, plant, and equipment           5,504.8           1,519.5                           7,024.3
Less accumulated depreciation            1,995.7             329.7                           2,325.4
  Net property, plant, and
     equipment                           3,509.1           1,189.8                           4,698.9
Investments in affiliates                  558.9              20.9          $(460.2)(a)        119.6
Other assets                               315.9              33.8              3.0 (c)        352.7
Goodwill                                   151.0             490.8            103.2 (b)        745.0
     Total assets                      $ 5,881.3         $ 2,454.8          $(354.0)        $7,982.1
LIABILITIES AND SHAREHOLDERS'
  EQUITY
Current liabilities:
  Current portion of long-term
     debt                              $    78.7         $   177.1                          $  255.8
  Other current liabilities                651.5             458.6                           1,110.1
     Total current liabilities             730.2             635.7                           1,365.9
Long-term debt                           2,038.4             597.9          $ 287.5 (d)      2,935.2
                                                                               11.4 (c)
Other long-term liabilities                757.8              30.2                             788.0
Deferred income taxes                      415.5             104.8                             520.3
Minority interests                           5.5             153.8                             159.3
Shareholders' equity:
  Preferred stock                          452.8                              287.5 (d)        740.3
  Common shareholders' equity            1,481.1             932.4           (932.4)(e)      1,473.1
                                                                               (8.0)(c)
     Total shareholders' equity          1,933.9             932.4           (652.9)         2,213.4
     Total liabilities and
       shareholders' equity            $ 5,881.3         $ 2,454.8          $(354.0)        $7,982.1

   The accompanying notes are an integral part of this pro forma information.
                                       2

                        JAMES RIVER AND JAMONT HOLDINGS
                         AND CONSOLIDATED SUBSIDIARIES
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                     FOR THE SIX MONTHS ENDED JUNE 26, 1994
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                           PRO FORMA
                                                                          ADJUSTMENTS
                                                HISTORICAL                 INCREASE        PRO FORMA
                                      JAMES RIVER     JAMONT HOLDINGS     (DECREASE)      CONSOLIDATED
                                                                            (NOTE 3)

Net sales                              $ 2,303.6         $   742.7                          $3,046.3
Cost of goods sold                       1,925.5             465.0          $   1.2 (a)      2,391.7
Selling and administrative
  expenses                                 315.3             243.7                             559.0
  Income from operations                    62.8              34.0             (1.2)            95.6
Interest expense                            71.5              28.3             12.0 (b)        111.8
Other income, net                           17.7               4.0              0.1 (c)         21.8
  Income before income taxes and
     minority interest                       9.0               9.7            (13.1)             5.6
Income tax expense                           3.6               9.8             (4.7)(d)          8.7
  Income (loss) before minority
     interest                                5.4              (0.1)            (8.4)            (3.1)
Minority interest                            0.4              (1.0)                             (0.6)
  Net income (loss)                    $     5.8         $    (1.1)         $  (8.4)        $   (3.7)
Preferred dividend requirements            (16.4)                             (12.9)(e)        (29.3)
  Net loss applicable to common
     shares                            $   (10.6)        $    (1.1)         $ (21.3)        $  (33.0)
Net loss per common share and
  common share equivalent              $    (.13)                                           $   (.40)
Weighted average number of common
  shares and common share
  equivalents                               81.9                                                81.9

   The accompanying notes are an integral part of this pro forma information.
                                       3

                        JAMES RIVER AND JAMONT HOLDINGS
                         AND CONSOLIDATED SUBSIDIARIES
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                      FOR THE YEAR ENDED DECEMBER 26, 1993
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                           PRO FORMA
                                                                          ADJUSTMENTS
                                                HISTORICAL                 INCREASE        PRO FORMA
                                      JAMES RIVER     JAMONT HOLDINGS     (DECREASE)      CONSOLIDATED
                                                                           (NOTE 3)

Net sales                              $ 4,650.2         $ 1,482.1                          $6,132.3
Cost of goods sold                       3,858.6             947.9          $   2.4 (a)      4,808.9
Selling and administrative
  expenses                                 677.6             466.1                           1,143.7
  Income from operations                   114.0              68.1             (2.4)           179.7
Interest expense                           137.5              72.3             23.9 (b)        233.7
Other income, net                           40.0              17.6             (2.5)(c)         55.1
  Income before income taxes and
     minority interest                      16.5              13.4            (28.8)             1.1
Income tax expense                          18.9              15.7             (9.3)(d)         25.3
  Loss before minority interest             (2.4)             (2.3)           (19.5)           (24.2)
Minority interest                            2.1               2.0                               4.1
  Net loss                             $    (0.3)        $    (0.3)         $ (19.5)        $  (20.1)
Preferred dividend requirements            (32.8)                             (25.9)(e)        (58.7)
  Net loss applicable to common
     shares                            $   (33.1)        $    (0.3)         $ (45.4)        $  (78.8)
Net loss per common share and
  common share equivalent              $    (.40)                                           $   (.96)
Weighted average number of common
  shares and common share
  equivalents                               81.9                                                81.9

   The accompanying notes are an integral part of this pro forma information.
                                       4

                        JAMES RIVER AND JAMONT HOLDINGS
                         AND CONSOLIDATED SUBSIDIARIES
             NOTES TO PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
                                  (UNAUDITED)
1. BASIS OF REPORTING
The accompanying pro forma consolidated condensed balance sheet as of June 26, 1994, and the pro forma consolidated statements of operations for the six months ended June 26, 1994, and the year ended December 26, 1993, give effect to the acquisition of the remaining 50% interest in Jamont Holdings using the purchase method of accounting. The aggregate purchase price paid for the additional interest in Jamont Holdings was approximately $575 million, excluding acquisition and financing costs of $11.4 million. The accompanying pro forma consolidated financial statements give effect to the issuance of approximately $287.5 million of preferred stock and the incurrence of funded indebtedness of approximately $298.9 million, the proceeds of which were used to finance the acquisition of Jamont Holdings.
The values assigned to the net assets acquired have been based upon a determination, upon the completion of the transaction, of the fair values of the assets acquired and liabilities assumed. Jamont Holdings was originally formed in 1990, at which time its assets and liabilities were adjusted to then fair values. In 1991, Jamont Holdings commenced an approximately $600 million capital expansion program which was completed in 1993. Accordingly, based on the relatively recent valuations of Jamont Holdings' assets and liabilities, for the purpose of these pro forma consolidated financial statements, the excess of the purchase price over such estimated fair value of the net assets acquired, approximating $103.2 million, has been allocated to goodwill.
Historical financial information on Jamont Holdings contained in the pro forma consolidated financial statements has been derived from the audited financial statements of Jamont Holdings as of December 31, 1993, and for the year then ended and the unaudited financial statements as of June 30, 1994, and for the six months then ended, each prepared in accordance with accounting standards generally accepted in The Netherlands and measured in European Currency Units. Such financial information has been adjusted to conform to U.S. generally accepted accounting principles and translated into U.S. dollars.
2. PRO FORMA BALANCE SHEET AND CAPITALIZATION ADJUSTMENTS
The pro forma consolidated condensed balance sheet gives effect to the adjustments described below.
     (a) To eliminate James River's existing investment in Jamont Holdings as of June 26, 1994, previously accounted for using the equity method.
     (b) To record estimated goodwill, representing the excess of James River's purchase price over the estimated fair value of Jamont Holdings' net equity.
     (c) To record $11.4 million of acquisition and financing costs, funded through borrowings under the Company's revolving credit facility, detailed as follows:
          (i) $0.4 million related to the acquisition of Jamont Holdings, excluding financing-related costs;
         (ii) $3.0 million related to the incurrence of $287.5 million of funded indebtedness; and
        (iii) $8.0 million related to the issuance of $287.5 million of the Series P.
     (d) To record the incurrence and issuance of the following:
          (i) $287.5 million of funded indebtedness incurred in connection with the acquisition of Jamont Holdings; and
         (ii) $287.5 million of the Series P issued in connection with the acquisition of Jamont Holdings.
     (e) To eliminate the Jamont Holdings historical shareholders' equity balances.
                                       5

                        JAMES RIVER AND JAMONT HOLDINGS
                         AND CONSOLIDATED SUBSIDIARIES
        NOTES TO PRO FORMA CONSOLIDATED FINANCIAL INFORMATION, CONTINUED
                                  (UNAUDITED)
3. PRO FORMA STATEMENTS OF OPERATIONS ADJUSTMENTS
The pro forma consolidated statement of operations gives effect to the adjustments described below.
     (a) To record amortization of the incremental goodwill, using the straight-line method over an assumed life of 40 years.
     (b) To record interest expense on the $298.9 million of incremental funded indebtedness, at an assumed interest rate of 8.0%.
     (c) To reverse James River's share of the earnings of Jamont Holdings associated with its existing 50% ownership interest, previously accounted for using the equity method.
     (d) To record income tax benefits related to the incremental interest expense.
     (e) To reflect increased preferred dividend requirements related to the issuance of $287.5 million of the Series P, at a dividend yield of 9.0%.
4. PRO FORMA CONSOLIDATED SEGMENT INFORMATION
Following the acquisition of the remaining interest in Jamont Holdings, James River intends to continue to report its operations in its existing three business segments. These segments are: Consumer Products, which includes the manufacture and marketing of towel and tissue and disposable foodservice products; Food and Consumer Packaging, which includes the manufacture of folding cartons, flexible packaging, and packaging papers used in packaging food and other retail consumer goods; and Communications Papers, which includes the manufacture and marketing of a variety of uncoated business and printing papers, coated groundwood printing papers, and premium printing papers. Upon its consolidation, James River intends to report the results of Jamont Holdings as part of its Consumer Products segment.
5. PRO FORMA RATIOS
On a pro forma basis after reflecting the acquisition and financing of Jamont Holdings, James River's earnings were inadequate to cover fixed charges for the year ended December 26, 1993, and for the six months ended June 26, 1994. For the year ended December 26, 1993, the amount of the deficiency of pro forma earnings compared to pro forma fixed charges was $12.9 million, and for the six months ended June 26, 1994, the amount of the deficiency of pro forma earnings compared to pro forma fixed charges was $1.2 million.
                                       6